<Logo of Wizzard Software Corporation>

August 28, 2008

Securities and Exchange Commission

Division of Corporation Finance

Attn: Jennifer Fugario

100 F Street N.E.

Washington DC 20549

Re:

Wizzard Software Corporation, a Colorado corporation (the “Company”)

Securities and Exchange Commission comment letter, dated July 25, 2008, regarding Form 10-K for the fiscal year ended December 31, 2007

Commission File No. 000-33381

Dear Ms. Fugario:

In response to your letter of July 25, 2008, we have provided our response to your comments as detailed below.  Pursuant to your request, we are filing these proposed changes in draft form, rather than in an amendment to our Form 10-K.

Form 10-K for Fiscal Year Ended December 31, 2007

General

1.

We note you provided multiple draft disclosures as exhibits to your response letter dated July 11, 2008.  Please confirm to us you will include similar disclosures in future filings.

We will include similar disclosures in future filings, and we made similar disclosures in our second quarter 2008 Form 10Q filing, which was made on August 11, 2008.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Company Overview, page 15

2.

Your modified MD&A disclosure in response to prior comment number 2 with respect to celebrity agreements indicates that you signed certain celebrities to exclusive advertising and marketing partnerships “in return for free hosting and distribution.”  Please clarify the function of these partnerships including the relationship of the celebrity to the advertising and marketing partnerships.  In addition, describe the accounting implications of these agreements and the expected impact on your future results.

We have modified our company overview to provide the information as described above, and we made similar disclosures in our second quarter 2008 Form 10Q filing, which was made on August 11, 2008.  A draft of the revised disclosure is attached as Exhibit A and the changes are indicated by the  and  html tags.

3.

You have not indicate in your response to prior comment number 2, whether there are any material agreements required to be filed under Item 601 of Regulation S-K.

There are not any material agreements required to be filed under Item 601 of Regulation S-K.

Ms. Jennifer Fugario

August 28, 2008

Item 8. Financial Statements

Statement of Operations, page 32

4.

Your response to prior comment number 4 indicates that you did not separate podcast hosting and advertising revenue because these categories represent less than 10% of total revenue.  Based on your draft MD&A disclosures, you indicate that revenue from your podcasting business is generated from publisher services, data transfer services, and advertising revenue.  The combined revenue from these services appears to be approximately $1.2 million, which represents 24% of total revenue for 2007.  Please revise your Statement of Operations presentation in future filings to separately state your product and service revenues and the related costs or further clarify your response.  See Rule 5-03(b) (1) and (2) of Regulation S-X.

We will revise our Statement of Operations to separately state our product and service revenues and related costs in future filings, and we made these changes in our second quarter 2008 Form 10Q filing, which was made on August 11, 2008.

Note 7. Capital Stock

Preferred Stock, page 45

5.

Your response to prior comment number 8 does not appear to provide us with sufficient information to evaluate whether bifurcation of the conversion option was required.  You reference the definition of payment provision in paragraph 7 of SFAS no. 133 and it is unclear to us why this is relevant to your facts and circumstances.  We believe that your analysis should begin in paragraph 12 and proceed to paragraphs 6 through 11 of the standard.  In summary, it appears that the conversion option under certain triggering events as specified in Section 9(b)(B) of the Certificate of Designation of Preferences, Rights and Limitations of Series A 7% Convertible Preferred Stock includes an underlying and a notional as well as the remaining features of a derivative.  Further, settlement appears to involve interaction between the underlying and the notional rendering your analysis of paragraph 7 unclear.  If you continue to believe that paragraph 7 is relevant to the analysis and you can clarify your position, please do so in your response.  Otherwise, provide the full analysis required by paragraph 12 of the standard, which may also require an additional analysis under EITF 00-19.

The Company has completed an analysis as required by FASB 133.  See Exhibit B.  Our analysis has concluded that an embedded derivative exists within the Certificate of Designation of Preferences, Rights, and Limitations of Series A 7% Convertible Preferred Stock.  A review of the triggering events in Section 9(b)(B) revealed that the probability or likelihood of any one of the triggering events happening is remote at best, and thus management estimated the Fair Market valuation of the derivative instrument would be insignificant and immaterial, to the financial statements at the time of issuance and throughout the expected life of the derivative.

Form 10-Q for Fiscal Quarter Ended March 31, 2008

Item 4. Controls and Procedures

6.

We note your disclosure that you identified a material weak ness in your internal controls over financial reporting as of March 31, 2008.  However, it does not appear that your certifying officers have reached a conclusion on the effectiveness of your disclosure controls and procedures.  Please revise future filings to definitively state your certifying officers’ conclusions on the effectiveness of your disclosure controls and procedures.  See Item 307 or Regulation S-K.

Ms. Jennifer Fugario

August 28, 2008

We will revise future filings to definitively state our certifying officers’ conclusions on the effectiveness of our disclosure controls and procedures, and we made these changes in our second quarter 2008 Form 10Q filing, which was made on August 11, 2008.

7.

We note your statement that there were no changes in your internal control over financial reporting “except as noted below.”  Please revise future filings to stat clearly, if correct, that there were changes in your internal control over financial reporting that occurred during the period that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting.

We will revise future filings, when correct, that there were changes in our internal control over financial reporting that occurred during the period that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

If you have any further comments or would like to discuss any of the responses above, please contact me at your convenience.

Sincerely,

/s/John Busshaus

John Busshaus

Chief Financial Officer

EXHIBIT A

Item 7.  Management's Discussion and Analysis of Financial Condition and Results of Operations.

Wizzard Media - Content

Wizzard's podcast publishing service grew by over 563 new shows in the fourth quarter with 41,415 new episodes added across the network (fourth quarter is historically lower factoring in the holidays (700+ new shows and 43,000 new episodes in the third quarter, 2007, and 300+ new shows and 38,000 new episodes in the second quarter of 2007).  With the recently launched new iPod Touch, Apple TV, iPhone and the heavy adoption of online video, we expect podcasting to continue to grow at the same annual rate for some time to come.  An increase in shows helps Wizzard gain additional distribution for our publishers and correlates to larger downloads, greater audiences and increases our chances of landing advertisers for said shows.  With the increase in shows, monthly hosting revenue has increase 16% during 2007

Liberated Syndication (Libsyn) alone grew from 4,500 podcast producers to 7,338 producers in 2007.  Combined with our two other hosting services our total count of podcast producers is now close to 10,000 with over 400,000 episodes hosted.  An increase in publishers directly correlates to an increase in revenues for our publishing services which grew by 16% over the course of 2007.

Wizzard Media sponsored the 3rd Annual 2007 Podcast Awards at the 2007 Portable Media Expo.  Exclusive Wizzard advertising partner Keith and The Girl won People's Choice Podcast Award at the 2007 Podcast Awards while Firefly Talk won Best Produced Podcast at the 2007 Podcast Awards.  15 of the 22 winners at the 2007 Podcast Awards use a Wizzard hosting solution (Libsyn, Switchpod or Blast Podcast).  Out of the 220 podcast nominations spanning 22 different categories, 42% of the nominees for the 2007 Podcast Awards use a Wizzard service.  Management believes that by publicizing our high profile shows it lends credibility to our service and helps to attract new publishers, distribution outlets and advertisers.

In 2007, over 35 audio and video podcasts affiliated with Wizzard Media were recognized by iTunes as the “Best of 2007”.  Each of these podcasts are part of the Wizzard Media Network or have chosen one of Wizzard’s hosting partners (Libsyn, Switchpod or Blast Podcast) to provide their hosting services.

New podcasts recognized by iTunes and part of the Wizzard Media Network include:

Achievement Junkie , an inventive audio podcast dedicated to the Xbox 360; Game Theory - a compelling audio podcast by gaming experts; My Daily Phrase Italian, the ideal audio guide for learning Italian; and, iFanboy, a video podcast dedicated to comic books.  Each of these podcasts historically rank in the top 100 podcasts in their respective iTunes categories.

Classic podcasts recognized by iTunes and part of the Wizzard Media Network include:

Award-winning comedy podcast, Keith and The Girl; Escape Pod, a popular sci-fi audiobook podcast which recently joined the Wizzard Media Network; cutting-edge video podcasts Joe Cartoon and Lynchland; and the ground-breaking video series and exclusive advertising publisher partner, Tiki Bar TV. These podcasts all historically rank in the top 50 podcasts in their particular iTunes categories.

Management believes that by publicizing our high profile shows it lends credibility to our service and helps to attract new publishers, distribution outlets and advertisers.

In the third quarter of 2007, Wizzard signed 27 time Grammy winner Quincy Jones, singer Hilary Duff and actress Rebekah Green to exclusive advertising and marketing partnerships in return for free hosting and distribution.  Additionally, Wizzard signed Learn Spanish - Survival Guide to an exclusive advertising partnership which surpassed 2.0M download requests only one year after launch.  Finally, Wizzard signed Tiki Bar TV and Keith and The Girl to exclusive advertising partnerships, two of the most watched podcasts in the world.  These partnerships not only provide Wizzard Media with the exclusive opportunity to bring advertisers for these shows, but also increases Wizzard Media’s profile in the industry and results in a strategic competitive move as well.  The Learn Spanish, TikiBarTV and Keith and The Girl agreements call for Wizzard to guarantee minimum payments to these three producers for six months.  Wizzard intends to recoup these payments through advertising sales in their shows.  There can be no guarantee that Wizzard will be able to secure advertisements for the shows.    Our partnerships with content providers have varying terms. Some of the producers are utilizing our media services and in turn we have the ability to advertise on their shows.  Others are obtaining ads themselves, and utilizing our Ad Insertion and Ad Management technology, in addition to us having the ability to advertise on their shows.  Then, there are producers for which we are distributing their content and in turn, we have the ability to license the content to a third party and or advertise on their show.  Any revenue generated from obtaining ads or license of the content will be shared with the producer of the show and recognized in accordance with our revenue recognition policy.  While no material revenue has been generated from these partnerships, we expect revenue to increase during 2009.

In 2007, Wizzard Media signed Six Months Later, an original video podcast comedy series that follows the struggles of life, love and relationships in L.A. The show was created by festival veterans and Hollywood up-and-comers David Frigerio and Ryan Alosio, who also stars as the main character. Ian Ziering of Beverly Hills 90210 and Dancing with the Stars, and Kristy Swanson, the original Buffy in the cult classic, Buffy the Vampire Slayer, are co-stars.  Wizzard Media also signed Jack Palms II: This is Life, the world's first crime noir podcast novel and the second in the Jack Palms crime noir audiobook series. Hosted by author Seth Harwood, the series was originally only available as an audiobook, but will be released in print format on March 16, 2008 (Palm Sunday) by Breakneck Books. Harwood's next project, a collection of short stories called A Long Way from Disney, will also be distributed by Wizzard.

Wizzard Media signed Hot For Words, a video podcast that brings some heat into the origins of words. Hosted by a beautiful philologist named Marina, each 3-4 minute episode is created based on a word suggested by the viewers.  Launched on YouTube in February of 2007, Hot For Words is the first YouTube video series recruited by Wizzard Media to be made available as a podcast.  Another podcast joining Wizzard Media was PediaCast, a pediatric podcast for parents hosted by Dr. Mike, who answers questions from moms and dads around the world with easy-to-understand answers as well as a healthy dose of medical news and useful tips. Often a featured podcast in iTunes, PediaCast ranks in the top 50 Kids and Family podcasts.  Management believes that by publicizing our high profile shows it lends credibility to our service and helps to attract new publishers.  New publishers increase revenues minimally by paying for our podcast publishing services, and in some cases, our data transfer services.  Additionally, Wizzard increases inventory for our ad sales department which offers advertisers a broader and more diverse selection in terms of targeting their advertisements to a large and targeted demographic.  There can be no guarantee that Wizzard will be able to secure advertisements for any of its podcasting clients.

Exhibit B

Analysis of Derivative – FAS 133

A derivative instrument is a financial instrument or other contract with all three of the following characteristics:

a. It has (1) one or more underlyings and (2) one or more notional amounts or payment provisions or both. Those terms determine the amount of the settlement or settlements, and, in some cases, whether or not a settlement is required.

b. It requires no initial net investment or an initial net investment that is smaller than would be required for other types of contracts that would be expected to have a similar response to changes in market factors. If the initial net investment in the contract (after adjustment for the time value of money) is less, by more than a nominal amount, than the initial net investment that would be commensurate with the amount that would be exchanged either to acquire the asset related to the underlying or to incur the obligation related to the underlying, the characteristic in paragraph 6(b) is met. The amount of that asset acquired or liability incurred should be comparable to the effective notional amount of the contract.

c. Its terms require or permit net settlement, it can readily be settled net by a means outside the contract, or it provides for delivery of an asset that puts the recipient in a position not substantially different from net settlement.

Wizzard Software Corporation

Within the Certificate of Designation of Preferences, Rights and Limitations of Series A 7% Convertible Preferred Stock, the contract does contain an underlying and a notional amount.

In separating the triggering event instrument from the contract, the provision upon a triggering event does not require an initial net investment within the terms of the contract.  However such an instrument is not available outside the terms of the subscription agreement.

The terms of the contract permits a net settlement in the common stock of the company.

This appears to be an embedded derivative, which would require bifurcation and recording.

Derivative instruments embedded in other contracts are addressed in paragraphs 12–16.

Embedded Derivative Instruments

12. Contracts that do not in their entirety meet the definition of a derivative instrument (refer to paragraphs 6–9), such as bonds, insurance policies, and leases, may contain “embedded” derivative instruments—implicit or explicit terms that affect some or all of the cash flows or the value of other exchanges required by the contract in a manner similar to a derivative instrument. The effect of embedding a derivative instrument in another type of contract (“the host contract”) is that some or all of the cash flows or other exchanges that otherwise would be required by the contract, whether unconditional or contingent upon the occurrence of a specified event, will be modified based on one or more underlyings. An embedded derivative instrument shall be separated from the host contract and accounted for as a derivative instrument pursuant to this Statement if and only if all of the following criteria are met:

a. The economic characteristics and risks of the embedded derivative instrument are not clearly and closely related to the economic characteristics and risks of the host contract. Additional guidance on applying this criterion to various contracts containing embedded derivative instruments is included in Appendix A of this Statement.

The economic characteristics and risks of the embedded derivative are not clearly and closely related to that of the host contract.

b. The contract (“the hybrid instrument”) that embodies both the embedded derivative instrument and the host contract is not remeasured at fair value under otherwise applicable generally accepted accounting principles with changes in fair value reported in earnings as they occur.

The contract is not remeasured at fair value under GAAP with changes in fair value reported in earnings.

c. A separate instrument with the same terms as the embedded derivative instrument would, pursuant to paragraphs 6–11, be a derivative instrument subject to the requirements of this Statement. (The initial net investment for the hybrid instrument shall not be considered to be the initial net investment for the embedded derivative.)

Pursuant to paragraphs 6-11, the embedded derivative instrument would be a derivative as a separate instrument.

13. For purposes of applying the provisions of paragraph 12, an embedded derivative instrument in which the underlying is an interest rate or interest rate index that alters net interest payments that otherwise would be paid or received on an interest-bearing host contract is considered to be clearly and closely related to the host contract unless either of the following conditions exist:

a. The hybrid instrument can contractually be settled in a such a way that the investor (holder) would not recover substantially all of its initial recorded investment.

b. The embedded derivative could at least double the investor's initial rate of return on the host contract and could also result in a rate of return that is at least twice what otherwise would be the market return for a contract that has the same terms as the host contract and that involves a debtor with a similar credit quality.

Even though the above conditions focus on the investor's rate of return and the investor's recovery of its investment, the existence of either of those conditions would result in the embedded derivative instrument not being considered clearly and closely related to the host contract by both parties to the hybrid instrument. Because the existence of those conditions is assessed at the date that the hybrid instrument is acquired (or incurred) by the reporting entity, the acquirer of a hybrid instrument in the secondary market could potentially reach a different conclusion than could the issuer of the hybrid instrument due to applying the conditions in this paragraph at different points in time.

Paragraphs 13 to 16 do not pertain to the embedded derivative in our contract.

Recognition of Derivatives and Measurement of Derivatives and Hedged Items

17. An entity shall recognize all of its derivative instruments in its statement of financial position as either assets or liabilities depending on the rights or obligations under the contracts. All derivative instruments shall be measured at fair value. The guidance in FASB Statement No. 107, Disclosures about Fair Value of Financial Instruments, as amended, shall apply in determining the fair value of a financial instrument (derivative or hedged item). If expected future cash flows are used to n estimate fair value, those expected cash flows shall be the best estimate based on reasonable and supportable assumptions and projections. All available evidence shall be considered in developing estimates of expected future cash flows. The weight given to the evidence shall be commensurate with the extent to which the evidence can be verified objectively. If a range is estimated for either the amount or the timing of possible cash flows, the likelihood of possible outcomes shall be considered in determining the best estimate of future cash flows.

FASB Statement 157 clarifies that a fair value measurement for a liability reflects its nonperformance risk (the risk that the obligation will not be fulfilled). Because nonperformance risk includes the reporting entity's credit risk, the reporting entity should consider the effect of its credit risk (credit standing) on the fair value of the liability in all periods in which the liability is measured at fair value under other accounting pronouncements, including FASB Statement No. 133, Accounting for Derivative Instruments and Hedging Activities.

A review of the triggering events in Section 9(b)(B) of the Certificate of Designation of Preferences, Rights and Limitations of the Series A 7% Convertible Preferred Stock revealed that the probability or likelihood of any one of the triggering events happening is remote at best, and management estimated the Fair Market valuation of the derivative instrument is insignificant and immaterial to the financial statements at the time of issuance and throughout the life of the derivative.